PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(5)
(to Prospectus dated August 16, 2021 and the Prospectus Supplement dated August 16, 2021)	Registration No. 333-258491

Up to $10,000,000

Common Stock

This prospectus supplement updates and amends certain information in our base prospectus, dated August 16, 2021, as supplemented by our prospectus supplement dated August 16, 2021 (the “Initial Prospectus Supplement”, and, collectively with the base prospectus, the “Prospectus”), relating to the offer and sale of shares of our common stock from time to time through B. Riley Securities, Inc., as sales agent, in sales deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, pursuant to the Sales Agreement (as defined in the Prospectus).

This prospectus supplement should be read in conjunction with the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus and any future amendments or supplements thereto.

Our common stock is listed on the Nasdaq Capital Market under the symbol “INTZ.” On March 25, 2022, the last reported sale price of our common stock as reported on the Nasdaq Capital Market was $2.59 per share.

On March 18, 2022, the date we filed our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, the Prospectus became subject to the offering limits in General Instruction I.B.6 of Form S-3. We are filing this prospectus supplement to update the value of shares we are eligible to sell under General Instruction I.B.6 of Form S-3 and pursuant to the Sales Agreement. As of March 28, 2022, the aggregate market value of our outstanding common stock held by non-affiliates, or our public float, was approximately $68.8 million, which was calculated based on 17,605,769 shares of our outstanding common stock held by non-affiliates and a price of $3.91 per share, the closing price of our common stock on the Nasdaq Capital Market on March 1, 2022 (i.e., a date within 60 days of the date hereof). Pursuant to General Instruction I.B.6 of Form S-3, in no event will the aggregate market value of securities sold by us or on our behalf in a primary offering pursuant to the registration statement of which this prospectus supplement forms a part during any 12-calendar-month period exceed one-third of our public float unless our public float exceeds $75.0 million. During the 12 calendar months prior to and including the date of this prospectus supplement, we did not sell any securities pursuant to General Instruction I.B.6 of Form S-3.

We may currently offer and sell shares of our common stock having an aggregate offering price of up to $22,946,186 from time to time under General Instruction I.B.6 of Form S-3. As a result of the limitations of General Instruction I.B.6 of Form S-3, and in accordance with the terms of the Sales Agreement, we are revising the aggregate offering price of the shares of common stock that, as of the date of this prospectus supplement, we may sell pursuant to the Prospectus to $10,000,000, which does not include shares having an aggregate sales price of approximately $6.9 million that have been sold pursuant to the Prospectus to date. We will file another prospectus supplement prior to making sales pursuant to the Sales Agreement in excess of $10,000,000.

Investing in our securities involves a high degree of risk. For a discussion of the factors you should carefully consider before deciding to purchase our securities, see “Risk Factors” beginning on page S-3 of the Initial Prospectus Supplement and page 4 of the Prospectus, as well as the documents incorporated by reference therein and any free writing prospectus that we have authorized for use in connection.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

B. RILEY SECURITIES

The date of this prospectus supplement is March 28, 2022